Exhibit (h)(9)

FEE AND EXPENSE LIMITATION AGREEMENT

PIMCO ETF TRUST

840 Newport Center Drive

Newport Beach, California 92660

August 11, 2009

Pacific Investment Management Company LLC

840 Newport Center Drive

Newport Beach, California 92660

Allianz Global Investors Distributors LLC

1345 Avenue of the Americas

New York, NY 10105

Dear Sirs:

This will confirm the agreement between the undersigned (the “Trust”), Pacific Investment Management Company LLC (“PIMCO”) and Allianz Global Investors Distributors LLC (“AGID”) as follows:

1. The Trust is an open-end investment company, consisting of multiple series. This Agreement shall pertain to each series and to each additional series established in the future that are set forth on Schedule A, as amended from time to time (each an “Expense Limited Fund”).

2. Pursuant to an Investment Management Agreement dated April 24, 2009 (the “Investment Management Agreement”) between the Trust and PIMCO, as supplemented on August 11, 2009, the Trust has retained PIMCO to provide the Trust with investment management services. Pursuant to the Investment Management Agreement, each Expense Limited Fund pays to PIMCO a monthly management fee at an annual rate set forth in Exhibit A to the Investment Management Agreement (the “Management Fee”).

3. Pursuant to a Distribution and Servicing Plan between the Trust and PIMCO, an Expense Limited Fund may pay to AGID a distribution and/or servicing fee at annual rates of average daily net assets pursuant to a Distribution and Servicing Plan (“Distribution and/or Service Fees”).

4. Pursuant to an Expense Limitation Agreement dated April 24, 2009 (“Expense Limitation Agreement”), between the Trust and PIMCO, PIMCO has agreed to waive or reduce the Management Fee of an Expense Limited Fund or reimburse an Expense Limited Fund if the payment or accrual of organizational expenses attributable to the Expense Limited Fund or payment of the Expense Limited Fund’s pro rata share of the Trust’s Trustees’ fees exceeds 0.49 basis points.

5. To maintain certain net yields for an Expense Limited Fund, PIMCO or AGID may temporarily and voluntarily waive, reduce or reimburse all or any portion of: (i) first, any Distribution and/or Service Fees applicable to an Expense Limited Fund; and (ii) second, to the extent necessary, the Management Fee of an Expense Limited Fund in an amount and for a period of time as determined by PIMCO or AGID. PIMCO or AGID will notify the Trust at the above address of any waiver, reduction or reimbursement, including any subsequent change or elimination of any waiver, reduction or reimbursement, of any portion of the Distribution and/or Service Fees or Management Fee of an Expense Limited Fund made pursuant to this Agreement.

6. In any month in which the Investment Management Agreement is in effect, PIMCO shall be entitled to reimbursement by an Expense Limited Fund of any portion of the Management Fee waived, reduced or reimbursed pursuant to this Agreement (the “Reimbursement Amount”) during the previous thirty-six months, provided that such amount paid to PIMCO will not: 1) together with any recoupment of organizational expenses and pro rata trustee fees pursuant to the Expense Limitation Agreement, exceed 0.0049% of the applicable Expense Limited Fund’s average net assets; 2) exceed the total Reimbursement Amount; 3) include any amounts previously reimbursed to PIMCO; or 4) cause any Expense Limited Fund to maintain a net negative yield. The Reimbursement Amount will be calculated on the last business day of each calendar quarter. In determining the Reimbursement Amount, PIMCO will calculate the total amount waived over the quarter and then determine whether over the 36 month period ending on such calculation date, PIMCO is entitled to reimbursement under this Paragraph 6. AGID will not be entitled to any reimbursement for Distribution and/or Service Fees waived, reduced or reimbursed pursuant to this Agreement.

7. This Agreement shall become effective on August 11, 2009, shall have an initial term through October 31, 2010, and shall apply for each 12 month period thereafter so long as it is in effect. Thereafter, this Agreement shall automatically renew for one-year terms unless PIMCO provides written notice to the Trust at the above address of the termination of the Agreement, which notice shall be received by the Trust at least 30 days prior to the end of the then current term. In addition this Agreement shall terminate upon termination of the Investment Management Agreement, with respect to an Expense Limited Fund, or it may be terminated by the Trust, without payment of any penalty, upon 90 days’ prior written notice to PIMCO at its principal place of business.

8. Nothing herein contained shall be deemed to require the Trust or an Expense Limited Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or an Expense Limited Fund.

9. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Management Fee, any Distribution and/or Service Fee, the computations of net asset values and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Management Agreement, the Distribution and Servicing Plan or the 1940 Act, shall have the same meaning as and be resolved by reference to such Investment Management Agreement, Distribution and Servicing Plan or the 1940 Act.

10. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

11. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust relating to an Expense Limited Fund. This Agreement has been signed and delivered by an officer of the Trust, acting as such, and such execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust relating to an Expense Limited Fund, as provided in the Trust’s Declaration of Trust.

12. This Agreement constitutes the entire agreement between the Trust on behalf of the Expense Limited Funds, PIMCO and AGID with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of the Trust, PIMCO and AGID.

If the foregoing correctly sets forth the agreement between the Trust, PIMCO and AGID, please so indicate by signing and returning to the Trust the enclosed copy hereof.

Very truly yours,

PIMCO ETF Trust

By:
Name:	Peter G. Strelow
Title:	Vice President

ACCEPTED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:
Name:	Brent R. Harris
Title:	Managing Director

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

By:
Name:
Title:

Schedule A

PIMCO Government Limited Maturity Strategy Fund

PIMCO Prime Limited Maturity Strategy Fund